

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Via E-mail
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.
3F., No. 10, Yuanxi 2nd Rd.
Pingtung Agricultural Biotechnology Park
Changzhi Township, Pingtung 908
Taiwan, Republic of China

Re: Yambear Bio-Tech, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August, 2 2013
File No. 333-186689

Dear Mr. Lin:

We have reviewed amendment no. 3 to your registration statement and your response letter filed on August 2, 2013 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements
General

1. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

You may contact Sasha Parikh at (202) 551- 3627 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.
        The Chiang Law Offices, P.C.
        1700 North First Street, Suite 343
        San Jose, CA 95112